Exhibit 99.1

(1)      VG Holdings, LLC (“Holdings”) is the record holder of 15,562,570 shares of common stock of the Issuer (the “Viasystems Shares”).

(2)      TCW Shared Opportunities Fund III, L.P. (“SHOP”) is party to that certain Limited Liability Company Agreement of Holdings, dated as of February 11, 2010 (the “LLC Agreement”), among SHOP, Hicks, Muse, Tate & Furst Equity Fund III, L.P. and certain of its affiliates and GSC Recovery II, L.P. and certain of its affiliates, pursuant to which such persons (each an “Investor Party”) have agreed to, among other things, designate up to five (5) nominees for election to the board of directors of Holdings and to vote the Viasystems Shares in favor of such nominees.  As a result, the Investor Parties may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Exchange Act of 1934, as amended (the “Exchange Act”), and each Investor Party may be deemed to beneficially own Viasystems Shares that may be beneficially owned by the other Investor Parties.  Except as set forth herein, SHOP disclaims any beneficial ownership of (i) any securities reported as directly owned by Holdings, and this report shall not be deemed an admission that SHOP is the beneficial owner of such securities for the purpose of Section 16 or for any other purpose, except to the extent of its pecuniary interest as a member of Holdings, and (ii) any Viasystems Shares that may be beneficially owned by any other Investor Party, and this report shall not be deemed an admission that SHOP is the beneficial owner of such Viasystems Shares for the purpose of Section 16 or for any other purpose, except to the extent of its pecuniary interest in such Viasystems Shares.  Other than SHOP, neither the Reporting Person nor any of the parties described below is a party to or bound by the LLC Agreement.

(3)      SHOP has delegated all disposition and voting discretion to its Investment Advisor, TCW Asset Management Company, a California corporation (“TAMCO”), which disclaims beneficial ownership of securities reported as indirectly owned except to the extent of any pecuniary interest.  TAMCO is wholly owned by The TCW Group, Inc., a Nevada corporation (“TCWG”, and together with TAMCO, the “Reporting Persons”) which disclaims beneficial ownership of securities reported as indirectly owned except to the extent of its pecuniary interest in TAMCO by virtue of TCWG’s ownership thereof.

(4)      TCWG, together with its direct and indirect subsidiaries, collectively constitute The TCW Group, Inc. business unit (the “TCW Business Unit”). The TCW Business Unit is primarily engaged in the provision of investment management services. The ultimate parent company of TCWG is Société Générale, S.A., a company incorporated under the laws of France (“SG”).  The principal business of SG is acting as a holding company for a global financial services group, which includes certain distinct specialized business units that are independently operated, including the TCW Business Unit.  SG, for purposes of the federal securities laws, may be deemed ultimately to control TCWG and the TCW Business Unit.  SG, its executive officers and directors, and its direct and indirect subsidiaries (including all of its business units except the TCW Business Unit), may be deemed to beneficially own securities of the Issuer and such securities are not reported in this statement.

(5)      In accordance with Exchange Act Release No. 34-39538 (January 12, 1998) and due to the separate management and independent operation of its business units, SG disclaims beneficial ownership of securities of the Issuer beneficially owned by the TCW Business Unit. Each member of the TCW Business Unit disclaims beneficial ownership of securities of the Issuer beneficially owned by SG and any of SG’s other business units.